Triple Double Crown, LLC

Balance Sheet — As of December 31, 2023

Assets
  Current Assets
    Cash – Basic Business Checking (Acct #200000520029) $70.00
    Total Current Assets $70.00

  Total Assets $70.00

Liabilities
  Current Liabilities $0.00

  Total Liabilities $0.00

Owner's Equity
  Owner's Equity, beginning of year (per 2022 BS) $70.00
  2023 Net Change $0.00

  Total Owner's Equity $70.00
  Total Liabilities & Equity $70.00

Notes:
  • All 2023 monthly bank statements reflect a constant balance of $70.00, with no credits or debits recorded.
  • No additional liabilities, income, or expenses were recorded during the year.
  • The December 2023 ending bank balance remains $70.00.

Exhibit B.4